October 11, 2023

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your clients’ capital.

We established KREST with a flexible strategy centered around three complementary pillars – stabilized real estate, prime single tenant, and real estate credit. We developed this differentiated approach to create a well-balanced portfolio that is designed to provide investors with access to tax-advantaged income, growth potential, and downside protection, as well as a level of inflation hedging through a wide range of market environments. The Fund delivered a 0.22% net total return for Q3 2023 and an 11.01% annualized net total return since inception while generating an annualized net distribution rate of 5.47% (Class I) as of September 30, 2023.(1)

We continue to focus on optimizing the Fund’s portfolio across high quality, income-oriented real estate equity and credit exposures and believe KREST is well-positioned for the current market environment. Cash flows and underlying asset fundamentals across KREST’s portfolio remain strong and we believe KREST’s valuations reflect today’s interest rate environment. As rates have increased from near-zero to more than 5% over the past 18 months, KREST’s third party valuation agent has widened the exit capitalization rates used to value KREST’s real estate equity positions by nearly 30% since April 2022, weighing upon KREST’s short-term performance. We believe these valuation inputs are stabilizing as policy rates set by the Federal Reserve appear to reach an expected peak.

In the current environment of higher interest rates and higher inflation, we believe that portfolio construction focused on granular asset selection, defensive capital structures and a strong overall liquidity position are particularly important. KREST emphasizes property sectors with durable investment themes, markets with favorable fundamentals and high barriers to entry for new supply, and well-located, high-quality assets backed by creditworthy tenants and sponsors. In addition, the Fund’s property-level financing is 100% fixed or hedged at a 3.9% average interest rate with an average five years of remaining loan term.

Importantly, KREST maintains a robust and multifaceted liquidity position, representing 33% of net asset value (“NAV”) as of September 30, 2023.(2) This should enable the Fund to continue providing a level of liquidity to investors of up to 5% of NAV through quarterly repurchases(3), while also positioning the Fund to capitalize on the attractive investment opportunities that may arise in the upcoming months and quarters due to market dislocations and volatility.

For the Fund’s Q4 2023 tender offer period ending October 6, 2023, KREST received repurchase requests of $92 million or 6.5% of the Fund’s aggregate common stock.(4) The total repurchase requests received by the Fund in the Q4 2023 tender offer represents a 28% decline relative to the Q1 2023 tender offer, when demand for liquidity peaked. In its Q4 2023 tender offer, KREST repurchased common stock equal to 5% of NAV, or $71 million. Accordingly, redemption requests were fulfilled at a prorated amount equal to 77% of each shareholder’s Q4 2023 tender request.

Unfulfilled tender requests will not be carried over to the next quarter automatically. Investors will need to resubmit any unsatisfied portion of their Q4 2023 tender request for repurchase in the future.

Should you have any questions, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Billy Butcher, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of September 30, 2023, unless otherwise indicated. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

The Fund employs leverage, which increases the volatility of investment returns and subjects the Fund to magnified losses if investments decline in value. Diversification of portfolio holdings does not assure a profit or protect against loss in a declining market. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, and is not intended to be a complete investment program. Past performance does not guarantee future results. There can be no guarantee that current trends will continue. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when repurchased, may be worth more or less than their original cost and current performance may be lower or higher than the performance data quoted. Class I performance information is presented above; please refer to www.krest.reit/performance for additional performance information, including performance details for Class U, Class S and Class D shares.

Annualized ITD Net Return and Net Return by Quarter: Reflects the percentage change in NAV per share plus the applicable distributions per share for the applicable period. Assumes the reinvestment of distributions pursuant to the Fund’s distribution reinvestment plan. Past performance is historical and not a guarantee of future results. Performance since inception through date indicated. Class I inception date is July 2, 2020; Class U inception date is June 30, 2021; Class D inception date is March 4, 2022; Class S inception date is September 9, 2022. On May 11, 2023, KREST’s outstanding Class D shares were converted to Class I and there were no outstanding Class D shares between May 12, 2023 and September 18, 2023. Class D re-issue inception date is September 19, 2023. There have been no changes to the Class D share class specifics from inception to re-issuance. ITD performance number is annualized if time period is longer than one year.

Net Distribution Rate: Reflects the annualized monthly dividend for September 2023 divided by the month-end NAV for the respective share class. KREST intends to make distributions necessary to maintain its qualification as a real estate investment trust. However, there is no assurance that we will pay distributions in any particular amount, if at all. Any distributions we make will be at the discretion of our board of directors. KREST may pay distributions from sources other than cash flow from operations, including without limitations, the sale of assets, borrowings, return of capital or offering proceeds. For the 12 months ended December 31, 2022, 96% of KREST’s distributions were funded through adjusted funds from operations (“AFFO”). The Fund defines AFFO as the increase in net assets applicable to common stockholders from operations (calculated in accordance with GAAP), excluding (i) the change in net unrealized (appreciation) depreciation of investments, (ii) amortization premium (accretion of discount) on real estate securities, (iii) amortization of deferred origination fees on real estate loans, (iv) amortization of deferred financing costs, (v) management and incentive fees paid in shares of the Fund and (vi) realized (gains) losses and including undistributed income attributable to the Fund’s unconsolidated subsidiaries. This statement is not an indication of the tax treatment of any KREST distributions. Stockholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year. As of September 30, 2023, the Class I net distribution rate is 5.47%, the Class U net distribution rate is 4.62%, and the Class S net distribution rate is 4.62%.

2.	Includes assets such as cash, cash-equivalents and liquid securities, as well as committed and unfunded credit facility capacity.

3.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding common stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any common stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.

4.	Represents the Fund’s outstanding common stock as of August 25, 2023 as further described in the Offer to Purchase.